Kevin M. Wiggins, CPA Vice President and Chief Accountant IKON Office Solutions, Inc. 70 Valley Stream Parkway Malvern, PA 19355 Telephone 610-408-2920 Fax 610-408-7264
May 8, 2008
Stephen Krikorian
Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	IKON Office Solutions, Inc. Form 10-K for the Fiscal Year Ended September 30, 2007 File No. 001-05964
Dear Mr. Krikorian:
     This letter is in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in your comment letter dated May 5, 2008 (the “Comment Letter”) to IKON Office Solutions, Inc. (the “Company”) with respect to the above-referenced Form 10-K.
     The numbered paragraphs and headings below correspond to the headings set forth in the Comment Letter. The Staff’s comments are set forth in italics below followed by the Company’s responses.
Form 10-K for the fiscal year ended September 30, 2007
Consolidated Statements of Cash Flows, page 44
1.	We note your response to prior comment number 3. The Staff’s conclusion not to object to disclosures that do not specifically reference correction of an a error, provided a company included disclosures suggested in the 2005 letter you refer to in your response, was based on reclassifications included in a company’s next periodic report that included financial statements covering periods ending on or after December 15, 2004. As such, absent persuasive analysis that the error is immaterial under SAB 99, we believe that you should amend your filing to reflect this reclassification as a correction of an error in previously issued financial statements and provide the disclosures pursuant to paragraphs 25 and 26 of SFAS 154. Also indicate what consideration you have given to the disclosure requirements under Item 4.02 of Form 8-K to report that previously issued financial statements should no longer be relied upon.
We respectfully advise the Staff that Management has performed a SAB 99 analysis and determined that the misclassification is immaterial. Therefore, we believe that an amendment of our prior filings is not required. We note that we have reviewed our assessment with both our independent auditors and our external legal counsel, each of whom concurs with our analysis and conclusion. The Audit Committee of

Stephen Krikorian
U.S. Securities and Exchange Commission
May 8, 2008

our Board of Directors further reviewed our assessment at a special meeting held on May 8, 2008.
In summary, we believe that the qualitative factors regarding the misclassification outweigh the quantitative factors. Taking into account the guidance provided in SAB 99 and the application of that guidance to the misclassification, we have concluded that the misclassification is not material in the context of the consolidated statements of cash flows and financial statements taken as a whole. In particular, the total mix of information available has not been significantly altered and we have concluded that it is not probable that the judgment of a reasonable person relying on the report, either a reader of our financial statements or an investor in our securities, would have been changed or influenced by the inclusion or correction of the item. Furthermore, we have concluded that the misclassification does not diminish the predictive value of the financial statements for purposes of assessing our expected future cash flows or any other relevant financial indicator. The misclassification does not raise questions about the integrity of senior management or significantly impact key performance indictors, nor do we believe that the market price of our securities would be impacted positively or negatively by an announcement of the error. Additionally, it is not reasonable to think that investors are still relying on the impact of our cash flows prior to the remaining sale of the retained assets we kept from the 2004 sale of the U.S. leasing business (the “U.S. Retained Portfolio,”) which occurred in April 2006, when evaluating an investment in our securities as the nature of our business model has clearly changed.
We have also concluded that it would not benefit either a reader of our financial statements or an investor in our securities to restate the consolidated statements of cash flows for the 2005, 2006 or 2007 periods. In fact, we believe that any such restatement could very easily confuse and/or mislead an investor as the impact in fiscal years 2005 and 2006 is predominately related to the period from the sale of our U.S. leasing business in 2004 until the U.S. Retained Portfolio was ultimately sold in April 2006. A reader could incorrectly assume that the cash inflows from the run-off of the U.S. Retained Portfolio is an indication of future operating cash flow trends and, based on that conclusion, make a misinformed investment decision. This is evident by the drastic change in the net cash flows from the leasing business from $146M in fiscal year 2006 to $4M in fiscal year 2007. Going forward, on an annual basis we expect our net cash flows from leasing activities to be immaterial and be similar to the amounts generated in fiscal 2007.
We appreciate the importance of correcting our classification of these leasing activities, and plan to do so in a manner that is very transparent so investors understand clearly what has changed including:
•	the March 31, 2007 cash flow presentation will be revised and disclosure of the immaterial error will be made in the March 31, 2008 10-Q; and

•	we will also disclose in our March 31, 2008 10-Q the impact of the revision on the annual periods presented in our fiscal 2007 Form 10-K, the quarterly periods presented in our first quarter fiscal 2008 Form 10-Q, and interim

Stephen Krikorian
U.S. Securities and Exchange Commission
May 8, 2008

periods presented in the Form 10-Q for the period ended March 31, 2008. We believe this position is in line with SAB 108 that “correcting prior year financial statements for immaterial errors would not require previously filed reports to be amended.”
We have supplementally provided the Staff with our proposed disclosures to be included in our Form 10-Q for the period ended March 31, 2008, which is to be filed on or before May 12, 2008. We note that those disclosures include both a narrative discussion for the reader describing the immaterial error, as well as in tabular format, the impact from the reclassification for the period ended March 31, 2007, the three fiscal years included in our cash flow statement in our 10-K for the year ended September 30, 2007, and the quarterly periods presented in our Form 10-Q for the period ended December 31, 2007. Furthermore, we have considered and evaluated the impacts of the misclassification as it relates to the overall accuracy or quality of our reported results, and determined that the conclusions of the Chief Executive and Chief Financial Officers on the effectiveness of the Company’s internal controls over financial reporting and disclosure controls and procedures were not impacted. In addition, we do not believe that the misclassification impacts our current belief as to the effectiveness of the company’s internal controls over financial reporting and disclosure controls and procedures.
Lastly, we have considered the disclosure requirements under Item 4.02 of Form 8-K and concluded that such disclosure requirements are not necessary given our conclusion that the error is immaterial and the amendment of prior period filings is unnecessary.
If you have any questions regarding our responses, please contact me at (610) 408-2920.
Very truly yours,
/s/ Kevin M. Wiggins
Kevin M. Wiggins
Vice President
and Chief Accountant